

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Peng Zhao
Chief Executive Officer
Kanzhun Ltd.
18/F, GrandyVic Building Taiyanggong Middle Road
Chaoyang Distict, Beijing 100020
People's Republic of China

>   **Re: Kanzhun Ltd.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed May 25, 2021**
>   **File No. 333-256391**

Dear Mr. Zhao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Registration Statement on Form F-1

Summary Consolidated Financial Data, page 16

1. Your disclosure on page F-106 states that the board of directors and shareholders approved to issue 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, Founder and CEO of the Group immediately after the listing of the Company's ADSs on the Nasdaq Global Select Market. Please disclose the amount of compensation expense that will be recognized upon the issuance of the shares. Further, tell us how you considered including this expense and the issuance of these shares in your pro forma net loss per share calculation.

General

2. Please include in your graphics your net loss for the year ended December 31, 2020 and the three months ended March 31, 2021 with the other financial measures that you present, and also include year over year comparisons consistent with these measures.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology

cc: Z. Julie Gao, Esq.